Mail Stop 4561

VIA U.S. MAIL AND FAX (703)329-1459

Thomas J. Sargeant
Chief Financial Officer
Avalonbay Communities, Inc.
2900 Eisenhower Avenue, Suite 300
Alexandria, Virginia 22314

Re: Avalonbay Communities Inc.
        Form 10-K for Fiscal Year Ended
        December 31, 2004
        Filed March 15, 2005
        File No. 001-12672
        Form 10-Q for the Quarterly Period Ended
        March 31, 2005
        Filed May 6, 2005
        File No. 001-12672

Dear Mr. Sargeant:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 42

1.   Please explain how your discussion of the performance of the Established
        Communities segment reconciles to the disclosures of segment information in
        footnote 9 to your financial statements. The trends discussed herein do not seem
        to be consistent with the trends disclosed in your segment footnote.

Financial Statements

Consolidated Statements of Operations and Other Comprehensive Income, page F-4

2.   Please explain to us why earnings per share for continuing operations diluted is in
        excess of earnings per share for continuing operations basic.

1. Organization and Significant Accounting Policies

Earnings per Common Share, page F-12

3.   Explain to us how you considered the requirement of paragraph 40 of SFAS 128
        to provide a reconciliation of the denominator used in your earnings per share
        calculation when preparing your disclosure.

6. Investments in Unconsolidated Entities, page F-18

4.   With respect to those investments in unconsolidated real estate entities in which
        you receive a preferred return which is disproportionate to your ownership
        interest, tell us whether you determined that these entities were VIE's under
        paragraph 5(c) of FIN 46(r). If so, explain to us how you determined that these
        entities would not need to be consolidated under FIN 46(r) and how you
        considered the disclosure requirements of paragraph 24 of FIN 46(r).

9. Segment Reporting, page F-23

5.   We note your disclosure that the Company determines the segment classification
        of each property on an annual basis and maintains that classification for the
        purpose of reporting segment operations. Tell us how you considered paragraphs
        34 and 35 of SFAS 131 when determining your policy.

<u>Form 10-Q for the quarterly period ended March 31, 2005</u>

<u>6. Investments in Unconsolidated Entities, page F-15</u>

6.   Tell us how you considered paragraph 5 of FIN 46(r) in determining whether the Fund was a VIE. If so, explain to us how you determined that you were not required to consolidate the Fund under FIN 46(r) and how you considered the disclosure requirements of paragraph 24 of FIN 46(r). Additionally, explain to us how you considered the guidance in paragraph 9 of SOP 78-9 in determining that you were not required to consolidate the Fund.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant